Mail Stop 3010

December 17, 2009

**Via U.S. Mail and Fax (704) 940-2957**
Mr. Charles M. Handy
Chief Financial Officer
Cogdell Spencer Inc.
4401 Barclay Downs Drive, Suite 300
Charlotte, N.C. 28209

RE: **Cogdell Spencer Inc.**
**Form 10-K for the period ended December 31, 2008**
**Filed March 16, 2009**
**Form 10-Q for the period ended March 31, 2009**
**Filed May 11, 2009**
**File No. 1-32649**

Dear Mr. Handy:

We have reviewed your filings and have the following comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the period ended December 31, 2008

Revenue, page 50

1. We note that Design-Build contract revenue was approximately $253 million in 2008 and was derived from the Erdman acquisition that occurred in 2008. Considering the fact that this segment represented approximately 80% of your entire business please tell us why you decided to provide limited discussion of your results of operations as it relates to this segment. For instance, we note that your pro-forma's included in your 8-K filed on May

22, 2008 shows revenues of approximately $325 million of the year ended December 31, 2007.  Your annualized revenues related to this segment for 2008 is approximately $300 million.  It appears that revenues related to this segment have decreased or are below expectations.  Please explain.

Form 10-Q for the period ended March 31, 2009

Construction in Progress, page 27

2.      We note that St. Luke's Riverside MOB is no longer included in your construction in progress.  Your disclosure in Form 10-K indicated that as of December 31, 2008 this project was estimated to be completed in the second half of 2010.  Please clarify to us whether this project was completed, sold, or otherwise disposed of.


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        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response.  Please furnish a letter that keys your responses to our comments and provides any requested information.  Detailed letters greatly facilitate our review.  Please understand that we may have additional comments after reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision.  Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

   •    the company is responsible for the adequacy and accuracy of the disclosure in the filings;

   •    staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

   •    the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filings.

You may contact William Demarest, Staff Accountant, at (202) 551-3432 or me at (202) 551-3486 with any questions.

Sincerely,


Daniel L. Gordon
Branch Chief